Contact

www.linkedin.com/in/jbfintech (LinkedIn)
www.big-cu.com (Company)

Top Skills

Vendor Management
Disaster Recovery
Banking

Languages

German

John Best

Co-Founder/CEO at Best Innovation Group
Colorado Springs, Colorado, United States

Summary

Recognized as a thought leader and visionary of technology advancements and financial application development within the credit union industry. Requests for speaking engagements include Symitar national and regional conferences, Information Technologies Credit Union Association annual conference, and CUNA Technology Council, CUNA Marketing Council, CUNA lending Council Filene Water Cooler Annual Symposium and Correlation annual meeting as a keynote speaker.

Experience

Best Innovation Group

Founder/CEO
March 2014 - Present (9 years)
Colorado Springs, Colorado Area

Positioned as an innovation thought leader and Credit Union integration specialist, BIG will “unlock the ultimate member experience” by finding the most innovative technology and applying it to the right channels. BIG will also help create unique business partnerships with up-and-coming companies that will be leaders in these new spaces while attracting top talent to be the next generation of technology professionals at their member credit unions.

Beyond Imagination, Inc.

Chief Digital Officer
March 2020 - Present (3 years)

This company is building commercial medical and general purpose robotic avatars that will erase locality, and enable anyone to go anywhere and do anything. We have world class team of the greatest minds in the world coming together to create product that will bring opportunity and services to everyone around the world.

Coro Global Inc.

CTO
October 2018 - March 2020 (1 year 6 months)

CTO at Coro Global Inc., a publicly-traded FinTech company (OTC: CGLO). During Q2 of 2020, Coro will launch a global payment application, allowing users to send and receive USD and gold faster, cheaper and more securely. Coro will run on hashgraph, the world's most secure distributed ledger technology.

Wescom Resources Group
CTO
2003 - March 2014 (11 years)

GTE Federal Credit Union
Vice President Ebusiness
2001 - 2003 (2 years)

Education

University of Phoenix
Bachelor of Science (B.S.), Computer Science · (2002 - 2004)

Patch High School